Exhibit 99.1
June 21, 2010
Dear Ralcorp Employees:
I am writing to let you know of an exciting development for our company. This morning we announced that Ralcorp Holdings has entered into a definitive agreement to acquire all of the outstanding shares of American Italian Pasta Company (“AIPC”) common stock for $53.00 per share in cash. A copy of the press release issued earlier today is attached.
AIPC, based in Kansas City, Missouri, is the largest producer of dry pasta in North America with locations in both the United States and Italy. AIPC manufactures and sells both private label and branded pasta such as Mueller, Golden Grain, and Anthony’s to name a few. This transaction will allow us to offer our customers more than 220 different shapes and varieties of pasta, in addition to the products we already provide.
The Company, which will continue to operate as an independent division of Ralcorp upon closing, is an excellent complement to our existing portfolio of branded and private label products. Through this transaction we will be able to better address a broader spectrum of customer and consumer needs. We are excited about this compelling growth opportunity and we are reaching out to our customers to share the good news.
Importantly, this announcement will have no impact on your day to day responsibilities — it remains business as usual for all of us at Ralcorp. As you know, we have a strong track record of successfully acquiring and integrating companies, and we fully expect that the integration of AIPC will be a smooth and seamless process. We expect to complete this transaction in our fourth quarter ending September 30, 2010, and until that time, Ralcorp and AIPC will continue to operate as separate entities.
It is likely that today’s actions will lead to increased interest in Ralcorp and it is important we speak with one voice on this matter. If you receive any inquiries from the media or other interested third parties, please refer them to Scott Monette at 314-877-7113/sdmonett@ralcorp.com or Matt Pudlowski at 314-877-7091/mjpudlow@ralcorp.com. Additionally, if you have any questions, please do not hesitate to reach out to your manager.
I want to thank you all for your continued hard work and dedication. Our collective achievements have made today’s announcement possible. As always, it is imperative that we all remain focused on continuing to provide the best-in-class products and outstanding service our customers have come to expect from Ralcorp.
Sincerely,

Kevin J. Hunt	David P. Skarie
Co-Chief Executive Officer and President	Co-Chief Executive Officer and President
Ralcorp Holdings	Ralcorp Holdings

Important Information
This letter is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of AIPC. Ralcorp has not commenced a tender offer for shares of AIPC common stock. The solicitation and offer to purchase shares of AIPC common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.
Upon commencement of the tender offer, Ralcorp will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, AIPC will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer.
Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 and the Schedule 14D-9 may be obtained (when available) for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.